SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AT&T INC.

175 E. Houston, San Antonio, Texas 78205

Financial Statements, Supplemental Schedules and Exhibit

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2
Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2006	3
Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	9
Schedule H, Line 4(j) – Schedule of Reportable Transactions	15

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AT&T Inc., Plan Administrator

for AT&T Savings Plan

We have audited the accompanying statements of net assets available for benefits of AT&T Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

San Antonio, Texas

June 20, 2007

AT&T SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in Thousands)

	December 31,
	2006	2005
ASSETS

Investments (at fair value)	$7,845,189	$6,474,407
Market value of securities on loan	151,251	160,544
Total Investments (See Note 3)	7,996,440	6,634,951

Securities lending collateral	154,354	163,643
Dividends and interest receivable	103	134
Receivable for investments sold	205	321
Other receivables	29	2

Total Assets	8,151,131	6,799,051

LIABILITIES

Overdrafts	203	78
Payable for investments purchased	-	2,065
Administrative expenses payable	2,866	1,378
Securities lending payable	154,354	163,643

Total Liabilities	157,423	167,164

Net Assets Available for Benefits (at fair value)	7,993,708	6,631,887

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	14,309	14,950

Net Assets Available for Benefits	$8,008,017	$6,646,837

See Notes to Financial Statements.

AT&T SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2005	$6,646,837

Additions to Net Assets:
Contributions:
Participant contributions	339,826
Employer contributions	160,127

499,953

Investment Income:
Net appreciation in value of investments	1,437,476
Dividends on AT&T common shares	113,540
Interest	61,911
Income on collateralized securities	247

1,613,174

Total Additions	2,113,127

Deductions from Net Assets:
Administrative expenses	6,217
Distributions	745,730

Total Deductions	751,947

Net Assets Available for Benefits, December 31, 2006	$8,008,017

See Notes to Financial Statements.

AT&T SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

1.

Plan Description - The AT&T Savings Plan (Plan) was established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company). The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants can invest their contributions in one or more of the following funds in 1% increments: the AT&T Shares Fund, the Bond Fund, the Large Cap Stock Fund, the Interest Income Fund, the Asset Allocation Fund, the Global Equity Fund, the Mid and Small Cap Stock Fund and the International Stock Fund, altogether referred to as the Trust. The trustee is Mellon Trust of New England, National Association.

Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP) which is a separate investment account of this Plan.

Dividends on shares in the AT&T Shares Fund and the ESOP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year. Interest earned on dividends held in the DFA will be paid into the AT&T Shares Fund. During 2006, Plan participants elected to receive $26,973 in dividend distributions. This amount is included in distributions on the statement of changes in net assets.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

2.

Accounting Policies - The values of investments are determined as follows: AT&T common shares on the basis of the closing price as reported on the New York Stock Exchange; contracts with insurance companies, which are fully benefit-responsive, at contract value which represents contributions, plus interest credited, less distributions and expenses; common collective trust funds at fair value determined by the issuer based on the current values of the underlying assets of such trust; and temporary cash investments at cost which approximates fair value; assets supporting synthetic contracts are valued at quoted market prices. The fair value of wrapper contracts are determined based on the interest crediting rate (see Note 3). Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

All expenses incident to the administration of the Plan and Trust will be paid from the Trust except to the extent such expenses are paid by the Company. To the extent that expenses incident to the administration of the Plan and Trust are paid from the Plan Trust, the plan administrator (as defined by the Plan) will determine which expenses are to be charged to and paid from participant’s individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one more identified groups of participants (and how they are to be allocated among such accounts).

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provision of the FSP are effective for financial statements issued for annual periods

AT&T SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Investments - Investments representing 5% or more of Plan net assets at December 31 were:

	2006	2005
Employee Stock Ownership Plan*
AT&T common shares	$1,719,128	$1,149,595

AT&T Shares Fund
AT&T common shares	1,310,288	941,148

Large Cap Stock Fund
Barclays Global Investors Equity Index Fund F	1,448,958	1,354,113

Asset Allocation Fund
Barclays Global Investors U.S. Tactical Asset Allocation Fund F	470,107	480,979

Mid and Small Cap Stock Fund
Extended Equity Market Fund F	657,368	551,163

International Stock Fund
Barclays EAFE Equity Index Fund F	525,037	315,550

*	Nonparticipant-directed

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common Stock	$950,189
Common Collective Trusts	487,287
Total	$1,437,476

The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and may be periodically reset. The Interest Income Fund invests in synthetic investment contracts (SICs), also referred to as wrapper contracts. The assets supporting the SICs are owned by the Plan and generally consist of high quality fixed income securities. At December 31, 2006 the underlying assets had a fair value of

AT&T SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

$1,137,600 and a contract value of $1,151,909. At December 31, 2005 the underlying assets had a fair value of and a contract value of $1,186,571 and $1,201,521. For the years ended December 31, 2006 and 2005, the average yield earned by the Plan on these contracts was 5.21% and 4.77%, and, the average yield earned by the Plan adjusted to reflect actual interest rate credited to participants, was 4.33% and 4.23%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2006 or 2005.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts were $35 at December 31, 2006 and $0 at December 31, 2005.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the Plan the shortfall needed to maintain the rate at zero, ensuring participants’ principal and accrued interest is protected.

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the Interest Income Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statement of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully-benefit responsive investment contracts,” and totaled $14,309 at December 31, 2006 and $14,950 at December 31, 2005. When this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment was negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. We do believe any of the events to occur in the foreseeable future.

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.

AT&T SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

Securities Lending

The Plan is authorized to engage in the lending of certain Interest Income Fund assets. Securities lending is an investment management enhancement that utilizes the existing securities (fixed income investments) of the Plan to earn additional income. Securities lending involves the loaning of securities to a selected group of approved banks and broker-dealers. In return for the loaned securities, the trustee, prior to or simultaneous with delivery of the loaned securities to the borrower, receives collateral in the form of cash or U.S. Government securities as a safeguard against possible default of any borrower on the return of the loan. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S., or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities. The collateral is marked to market on a daily basis. Securities on loan and collateral held under this program at December 31, 2006 and 2005 are reported on the accompanying statements of net assets available for benefits. The reported collateral includes noncash holdings of $36,161 at December 31, 2006 and $570 at December 31, 2005. Income earned on securities lending is used to offset the administrative expenses of the Plan and was $247 for the year ended December 31, 2006.

4.

Nonparticipant-Directed Investments - Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

	2006	2005
Assets
AT&T common shares	$1,719,128	$1,149,595
Temporary cash investments	1,084	623
Dividends and interest receivable	8	3
Receivable for investments sold	205	321
Other receivables	1	2
Total Assets	1,720,426	1,150,544

Liabilities
Overdrafts	-	78
Administrative expenses payable	499	204
Total Liabilities	499	282

Net Assets Available for Benefits	$1,719,927	$1,150,262

2006

Net Assets Available for Benefits, December 31, 2005	$1,150,262

Employer contributions [1]	160,405
Interest income	63
Net appreciation in fair value of investments	535,609
Administrative expenses	(641)
Distributions	(97,138)
Transfers to other fund(s)	(28,633)
569,665

Net Assets Available for Benefits, December 31, 2006	$1,719,927

1Employer contributions includes forfeitures allocated from the AT&T Shares Fund.

AT&T SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

5.

Tax Status - The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 18, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2006	2005

Net Assets Available for Benefits per the financial statements	$8,008,017	$6,646,837

Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(14,309)	-

Less: Distribution payable to participants	(1,124)	(900)

Net Assets Available for Benefits per the Form 5500	$7,992,584	$6,645,937

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2006:

Distributions to participants per the financial statements	$745,730

Add: Distributions payable to participants at December 31, 2006	1,124

Less: Distributions payable to participants at December 31, 2005	(900)

Distributions to participants per the Form 5500	$745,954

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2006:

Total additions per the financial statements	$2,113,127

Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(14,309)

Total income per the Form 5500	$2,098,818

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

7.

Subsequent Event –AT&T has amended the Plan to merge the participant balances and assets of the AT&T PAYSOP (PAYSOP), Pacific Telesis Group Employee Stock Ownership Plan (ESOP) and the Southern New England Telephone Company Tax Reduction Act Stock Ownership Plan (TRASOP) into the AT&T Shares Fund on August 1, 2007. Following the transfer of the remaining participant balances and assets of the Plan, participants will be able to withdraw their transferred balances, transfer those investments from the AT&T Shares Fund to other plan investment options (subject to normal fund transfer rules) or take loans against the balances.

AT&T SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

Employee Stock Ownership Plan
*	AT&T common shares	48,087,493 shares	$947,142	$1,719,128
*	Mellon Trust of New England, N.A.
	Pooled Employee Funds	Daily Liquidity Funds	1,084	1,084
	Total Employee Stock Ownership Plan		948,226	1,720,212

AT&T Shares Fund
*	AT&T common shares	36,651,399 shares		1,310,288
*	Mellon Trust of New England, N.A.
	Pooled Employee Funds	Daily Liquidity Funds		26,424
	Total AT&T Fund		**	1,336,712

Bond Fund
*	Barclays Global Investors Intermediate
	Government/Credit Bond Index Fund F	11,556,448 units	**	207,785

Large Cap Stock Fund
*	Barclays Global Investors Equity Index
	Fund F	69,930,401 units	**	1,448,958

Interest Income Fund
	Bank of America Wrapper	Synthetic GIC
		#99-058, IR, ***		35
	Cabellas Credit Card Master Trust	Monoline Credit Card		10,087
	Cendant Timeshare Receivables Funding	Collateralized Mtg Obligation Commercial/Corporate		838
	Caterpillar Fin Asset Trust	Large Equipment Loan		9,069
	Credit Suisse First Boston	Conduit		3,893
	Countrywide Home Loans	Home Equity SrSub		9,456
	Daimler Chrysler	Prime Auto		3,875
	Delta Funding HEL Trust	Home Equity Monoline		498
****	Federal Home Loan Mortgage Company	Agency Debenture		4,215
	Federal Home Loan Mortgage Company	Agency Debenture		9,398
	Federal Home Loan Mortgage Corp	Agency NAS		10,024
	Federal Home Loan Mortgage Corp	Agency		10,065
	Federal National Mtg. Assn.	Agency MF BLN		7,151
	Federal National Mtg. Assn.	Agency Hybrid		11,646
	Federal National Mtg. Assn. GTD	Agency FIX		4,942
	Federal National Mtg. Assn. Grantor Trust	Agency MF FIX		7,453
	Federal National Mtg. Assn. Grantor Trust	Home Equity Agency		3,790
****	Federal National Mtg. Assn.	Agency Debenture		4,921
	Federal National Mtg. Assn Whole Loan	Home Equity Agency		6,661
	Federal National Mtg. Assn Whole Loan	FNMA Remic		4,606
	GE Commercial Equipment Financing Lease	Large Equipment Loan		7,922

AT&T SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2006

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	Household Auto Trust	Sub Prime Auto	8,372
	MBNA Master Trust	Monoline Credit Card	2,451
****	United States Treasury	Treasury Note	13,703
	Wachovia Auto Owner Trust	Prime Auto	11,744
	Cash on Hand	Cash	734
			167,549

	ING Life & Annuity	Synthetic GIC
		#60126, IR, ***	-
	Bank One Insurance Trust	Bank Credit Card	11,718
	Carmax Auto Owner	NonPrime Auto	5,341
	Caterpillar Financial Asset Trust	Large Equipment Loan	1,072
	Commercial Mtg Ast Trust	Conduit	10,284
	Countrywide Home Loans	Home Equity SrSub	8,454
	Countrywide Home Loans	Home Equity SrSub	9,627
	Daimler Chrysler	Prime Auto	11,370
	Federal Home - Adj Rate Mtg.	Agency Hybrid	3,252
	Federal Home - Adj Rate Mtg.	Agency Hybrid	4,593
	Federal Home Loan Mortgage Corp	Agency PAC	11,665
	Federal Home Loan Mortgage Corp	Agency NAS	14,400
	Federal Home Loan Mortgage Corp	Agency SEQ	10,069
	Federal Home Loan Mortgage Corp	Agency PAC	8,497
	Federal National Mortgage - Aces	Agency MF FIX	677
	Federal National Mtg Assn. - Adj Rate Mtg.	Agency Hybrid	2,774
	Federal National Mtg Assn- GTD	Home Equity Agency	5,870
	FNR	Agency PAC	10,593
	FSPC	Home Equity Agency	2,860
	GSAA	Home Equity SrSub	6,889
	Morgan Stanley Mortgage Loan Trust	Collateralized Mtg Obligation Commercial/Corporate	4,948
	Resid Asset Management Production Inc.	Home Equity Monoline	6,347
	Sallie Mae Student Loan Trust	Agency Student Loan	5,762
****	United States Treasury	Treasury Note	18,496
	Wachovia Auto Owner Trust	Prime Auto	11,071
	Cash on Hand	Cash	1,748
			188,377

	JP Morgan Chase Wrapper	Synthetic GIC
		#426423-T, IR, ***	-
	Chase Insurance Trust	Bank Credit Card	11,863
	Chase Insurance Trust	Bank Credit Card	11,816
	Carmax Auto Owner	Prime Auto	10,572
	Federal Home Loan Mtg Corp	Agency NAS	7,255
	Federal Home Loan Mtg Corp	Agency NAS	9,906

AT&T SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2006

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	Federal Home Loan Mtg Corp	Agency PAC	1,510
	Federal Home Loan Mtg Corp	Agency PAC	7,523
	Federal National Mtg. Assn. - Adj Rate Mtg.	Agency HYB PP	10,250
	Federal National Mtg. Assn. - Adj Rate Mtg.	Agency HYB PP	9,311
	Federal National Mtg. Assn. - Adj Rate Mtg.	Agency HYB PP	9,111
	Federal National Mtg. Assn. Rec.	Agency PAC	10,424
	Federal National Mtg Assn. Whole Loan	Home Equity Agency	3,188
	Federal National Mtg Assn. Whole Loan	Home Equity Agency	10,548
	Federal National Mtg Assn. Whole Loan	Agency RP ARM	1,883
	GMACC Commercial MTG Securities	Conduit	8,519
	John Deer Owners Trust	Large Equipment Loan	11,117
	MBNA Master Credit Card Trust	Monoline Credit Card	8,179
	Marriot Vacation Club Owner Trust	Collateralized Mtg Obligation Commercial/Corporate	1,733
	Navistar Financial Owner Trust	NonPrime Auto	10,731
	Residential Asset Security	Home Equity Monoline	4,404
	Sallie Mae Student Loan Trust	Agency Student Loan	7,998
	Sierra Timeshare Receivables Funding, LLC	Collateralized Mtg Obligation Commercial/Corporate	8,930
	USAA Auto Owners Trust	Prime Auto	8,916
****	United States Treasury	Treasury Note	10,863
****	United States Treasury	Treasury Note	9,758
	Wells Fargo Mortgage-backed Securities Trust	Nag PT Arm	7,341
	Cash on Hand	Cash	253
			213,902

	Monumental Wrapper	Synthetic GIC
		#R, IR, ***	-
	Amex. Optima CC MT	Monoline Credit Card	6,907
	Cabellas Credit Card MT	Retail Credit Card	3,792
	Citibank Credit Card IT	Bank Credit Card	10,196
	Citibank Credit Card IT	Bank Credit Card	11,877
	Commercial Mortgage Acceptance Corp.	Collateralized Mtg Obligation	8,092
	Capital One Auto Finance Trust	SubPrime Auto	5,661
	Capital One Auto Finance Trust	SubPrime Auto	9,046
	Capital One Master Trust	Monoline Credit Card	10,009
	Countrywide Asset-backed Certificates	Home Equity SrSub	4,446
	Federal Home Loan Mortgage Corp	Agency Fix	9,461
	Federal Home Loan Mortgage Corp	Agency PAC	11,716
	Federal Home Loan Mortgage Corp	Agency PAC	11,513
	Federal National Mtg.	Agency MF BAL	7,500
****	Federal National Mtg Assn - Adj. Rate. Mtg.	Agency Hybrid	4,078
	Federal National Mtg Assn - Adj. Rate. Mtg.	Agency Hybrid PP	3,173

AT&T SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2006

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

****	Federal National Mtg Assn	Agency Debenture	10,608
	Federal National Mtg. Assn. Rec.	Agency PAC	6,749
	Federal National Mtg Assn Whole Loan	Home Equity Agency	5,308
	Honda Auto Receivables	Prime Auto	8,878
	Household Auto Trust	SubPrime Auto	10,057
	Pinnacle CBO FSA Ins.	AB-HmEq2nd Mono	274
	Residential Funding Mtg. Securities	Home Equity 2nd Monoline	7,638
****	United States Treasury	Treasury Note	13,865
	Cash on Hand	Cash	150
			180,994

	State Street Wrapper	Synthetic GIC
		#99038, IR, ***	-
	Commercial Mortgage Acceptance Corp.	Collateralized Mtg Obligation	8,092
	Capital One Multi-Asset Execution Trust	Monoline Credit Card	11,665
	Capital One Multi-Asset Execution Trust	Monoline Credit Card	12,160
	Commercial Mtg Pass-Thru Cert	Conduit	9,903
	Federal Home Loan Mtg. Corp	Agency Debenture	17,295
	Federal National Mtg. Assn. Rec.	Agency PAC	247
	Federal National Mtg. Assn. Rec.	Agency PAC	8,258
	Federal National Mtg. Assn. - Adj Rate Mtg.	Agency Hybrid	4,922
	Federal National Mtg Assn- GTD	Agency Fix	2,435
	Household Auto Trust	SubPrime Auto	12,331
	John Deer Owners Trust	Large Equipment Loan	5,089
****	MBNA Master Trust	Monoline Credit Card	8,863
	MBNA Master Trust	Monoline Credit Card	11,866
	Nomura Asset Securities Corporation	Conduit	11,332
	New Century Home Equity Loan Trust	Home Equity Monoline	5,997
****	United States Treasury	Treasury Note	8,344
****	United States Treasury	Treasury Note	2,512
****	United States Treasury	Treasury Note	15,413
****	United States Treasury	Treasury Note	7,801
	Wells Fargo Mortgage-backed Securities Trust	Nag PT Arm	8,879
	World Omni Auto Receivables Trust	AB-Prime Auto	4,931
	Cash on Hand	Cash	162
			178,497

	UBS Wrapper	Synthetic GIC
		#5030, IR, ***	-
	Americredit Auto. Rec	SubPrime Auto	3,649
	Adjustable Rate Mortgage Trust	Nag PT Arm	9,674
	Bank One Insurance Trust	Bank Credit Card	3,392
	Citibank Credit Card IT	Bank Credit Card	10,100

AT&T SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2006

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	Chase Manhattan Auto Owns	Prime Auto		6,474
	Chase Funding Mort Ln.	Conduit		9,323
	Federal Home Loan Mtg. Corp	Agency Hybrid		138
	Federal National Mtg. Assn. Rec.	Agency		3,622
	Fannie Mae Grantor Trust	Agency MF Fix		12,453
****	Federal National Mortgage Assn.	Agency Debenture		15,171
	Federal National Mtg. Assn. Rec.	Agency PAC		9,132
	Federal National Mtg. Assn. Rec.	Agency PAC		315
	Freddie Mac Structured Pass-through Sec.	Home Equity Agency		4,673
	GE Commercial Mortgage Corp.	Conduit		12,619
	GE Equipment Small Ticket LLC	SmEqLse		11,964
	GSR Mortgage Loan Trust	Nag PT Arm		11,420
	Household Private Lab MT2	Retail Credit Card		10,033
	Morgan Stanley Auto Loan Trust	Prime Auto		10,878
	Morgan Stanley Capital	Conduit		10,179
	Nissan Auto Owners Trust	Prime Auto		416
	Structured Asset Securities Corp	Collateralized Mtg Obligation Commercial/Corporate		6,209
	Saloman Brothers Mortgage Securities VII	Conduit		624
****	United States Treasury	Treasury Notes		9,248
	Wells Fargo Mortgage-backed Securities Trust	Nag PT Arm		7,660
	Wells Fargo Mortgage-backed Securities Trust	Nag PT Arm		10,667
	Cash on Hand	Cash		540
				190,573
*	Mellon Trust of New England, National
	Association	Temporary cash investment		17,743

	Total Interest Income Fund		**	1,137,635

Asset Allocation Fund
*	Barclays Global Investors U.S. Tactical
	Asset Allocation Fund	21,673,902 units	**	470,107

Global Equity Fund
*	Barclays Global Investors U.S. Equity
	Market Fund F	5,802,859 units		221,495
*	Barclays Global Investors EAFE Equity
	Index Fund F	2,828,154 units		86,768
	Total Global Equity Fund		**	308,263

Mid and Small Cap Stock Fund
	Extended Equity Market Fund F	25,850,106 units	**	657,368

International Stock Fund
	Barclays Global Investors EAFE Equity Index Fund F	17,113,337 units	**	525,037

AT&T SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2006

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

Loan Fund
*	Loans to Plan Participants	8.25% - 9.25%	**	184,363

	TOTAL			$7,996,440

**	Party-in-Interest.
**	Participant-directed investment, cost not required.
***	Synthetic Insurance Contracts, no stated maturity.

**** Investment balances have been adjusted to include the market value of securities on loan, which are reclassified for financial statement presentation.

AT&T SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(j) – SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2006

(Dollars in Thousands)

Identity of Party Involved	Description ofAsset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (3) – Series of Transactions in Excess of 5 Percent of Plan Assets

*Mellon Trust of New England, N. A.	Pooled Employee Funds Daily Liquidity Fund	$186,043	$–	$186,043	$186,043	$–

*Mellon Trust of New England, N. A.	Pooled Employee Funds Daily Liquidity Fund	–	185,582	185,582	185,582	–

* All transactions were purchased and sold on the market.

There were no Category (1), (2) or (4) reportable transactions during the year ended December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T SAVINGS PLAN

By AT&T Inc., Plan Administrator for the Foregoing Plan

By	/s/ John J. Stephens
John J. Stephens
Senior Vice President and Controller

Date: June 22, 2007

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit Number

    23 Consent of Independent Registered Public Accounting Firm